

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 14, 2011

Robert J. Driessnack
Senior Vice President and Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

      Re: Intermec, Inc.
             Definitive Proxy Statement on Schedule 14A
             Filed April 16, 2010
             File No. 001-13279

Dear Mr. Driessnack:

We have reviewed your response letter dated December 22, 2010 and have the following comment.

Securities Ownerships of Certain Beneficial Owners and Management, page 19

1.   The response to prior comment 1 suggests that Unitrin's Chief Investment Officer, John M. Boschelli, is responsible for the investment activities of Unitrin, subject to the oversight of the Committee with respect to the review and approval of investment policies and objectives.   Your response appears to suggest that John M. Boschelli exercises sole or shared dispositive (and perhaps voting powers) with regards to all investments of Unitrin. Please clarify.   Tell us whether the identities of the members of the Committee is known to you or publicly available. Also, in your response please describe your views as to whether identification of Mr. Boschelli and/or the members of the Committee is appropriate to identify the natural persons who exercise the dispositive and voting powers, in response to Item 403 of Regulation S-K.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3462 with any other questions.

                  Sincerely,

                  Mark P. Shuman
                  Legal Branch Chief